As filed with the Securities and Exchange Commission on November 7, 2005
Registration No. 333-128145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Pre-Effective Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VISUAL NETWORKS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	52-1837515 (I.R.S. Employee Identification No.)
2092 Gaither Road
Rockville, Maryland 20850
(301) 296-2300
(Address, Including Zip Code, and Telephone Number
Including Area Code, of Registrant’s Principal Executive Offices)
Lawrence S. Barker
President and Chief Executive Officer
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850
(301) 296-2300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies To:
Jason C. Harmon, Esq.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000
     Approximate Date of Proposed Sale to the Public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting under said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED NOVEMBER 7, 2005
VISUAL NETWORKS, INC.
6,896,552 Shares of Common Stock
     This prospectus relates to the sale or other disposition, from time to time, of up to an aggregate of 6,896,552 shares of common stock, par value $.01 per share, of Visual Networks, Inc., or interests therein, by the selling stockholders named herein. We will not receive any of the proceeds from the sale or other disposition of these shares of common stock or interests therein.
     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “VNWK.” On November 4, 2005 the closing price of one share of our common stock was $1.29.
     Investing in our common stock involves risks. See “Risk Factors” beginning on Page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is     , 2005

SUMMARY
     This summary highlights information about Visual Networks, Inc. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should read carefully this entire prospectus and the documents that we incorporate by reference.
Visual Networks, Inc.
     We design, market, distribute and support products that allow enterprises and network service providers to measure the performance of their networks and identify and monitor software applications which operate on those networks. The primary objective of our solutions is to minimize network and application downtime by obtaining granular visibility into network performance at all sites. Our products are Visual UpTime®, Visual UpTime® Select™ and Visual IP Insight®. Our solutions correlate traditional network performance information with application data collected from various network locations to provide the network manager with the ability to understand the health and performance of the network and the applications traversing that network.
     We market our products to enterprises, service providers and value-added resellers (“VARs”), which includes systems integrators. We sell our products through indirect sales channels, so enterprises acquire our products typically from either a service provider or a VAR. Our major service provider customers include, among others: AT&T, BellSouth, Equant, MCI, SBC, Sprint and Verizon.
     Many of our service provider customers have incorporated our products into their value added service offerings to enterprises. Consequently, an enterprise can choose to utilize our solutions as part of a monthly service offered by a service provider.
     We were incorporated in Maryland in August 1993 under the name Avail Networks, Inc. and reincorporated in Delaware in December 1994 as Visual Networks, Inc. Our common stock began trading on Nasdaq on February 6, 1998. Our principal executive offices are located at 2092 Gaither Road, Rockville, Maryland 20850. Our telephone number is (301) 296-2300. You may obtain copies of our Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports free of charge on our corporate Web site at www.visualnetworks.com. The information on our website is not incorporated by reference in this prospectus.
     Visual Uptime, Visual UpTime Select and Visual IP Insight are trademarks and trade names of Visual Networks, Inc. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.
Recent Development
     On October 20, 2005, we issued a press release announcing our financial results for the three months ended September 30, 2005. Our revenue for the third quarter was $11.6 million, an increase of 2 percent from $11.4 million reported in the second quarter and a decrease of 16 percent compared with $13.8 million reported in the prior year’s third quarter. We reported net income of $691,000, or $0.02 per share, compared with a net loss of $1.2 million, or $0.03 per share, in the second quarter, and net income of $246,000 or $0.01 per share, in the previous year’s third quarter. We took a one-time litigation charge of $725,000, or $0.02 per share, pursuant to a complete settlement agreement with Paradyne Corporation and Zhone Technologies, Inc.

RISK FACTORS
     You should consider carefully each of the following risks and all of the other information in this prospectus and the documents we incorporate by reference before investing in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.
We are highly dependent on sales to telecommunications service providers.
     Our primary sales and marketing strategy has predominantly revolved around sales to telecommunications service providers. We expect that a significant portion of future revenue will be attributable to sales of Visual UpTime Select to service providers. The loss of or substantial decrease in business from any one of our service provider customers, which together have historically provided a majority of our revenue, could result in a substantial loss of revenue that could have a material adverse effect on our business and results of operations. Business combinations, such as the prospective MCI-Verizon and AT&T-SBC mergers, would represent significant reductions in the number of our service provider channels. The impact that these combinations may have on our revenue is uncertain. Existing service provider customers are not easily replaced because of the relatively few participants in that market. High barriers to entry due to extraordinary capital requirements and the possibility that existing service providers may merge or fail may further reduce their numbers. Furthermore, the small number of network service providers means that the reduction, delay or cancellation of orders or a delay in shipment of our products to any one service provider customer could have a material adverse effect on our revenue in any given quarter. Our anticipated dependence on sizable orders from a limited number of service provider customers will make the relationship between us and each service provider critically important to our business. Further, because our agreements do not contain minimum purchase requirements, there can be no assurance of significant business with our service provider customers on an ongoing basis. With the introduction of Visual UpTime Select, we anticipate that we will see growth in revenue from our value added reseller channel, although there can be no assurance that such growth will occur.
If cash provided by currently available sources is not sufficient, we will be required to further reduce our expenditures for operations and/or to seek additional capital through other means which may not be available or available on terms that are reasonable or acceptable to us.
     Our future capital requirements will depend on many factors, including the rate of future revenue growth, if any, and the acceptance of our Visual UpTime Select product suite by our customers. If cash provided by currently available sources is not sufficient, we will be required to further reduce our expenditures for operations and/or to seek additional capital through other means that may include additional borrowings and/or the sale of equity securities or the sale of assets. There can be no assurance that additional capital will be available or available on terms that are reasonable or acceptable to us, and our business and financial condition may be materially and adversely affected. Based on our cash balance and our revenue and expense expectations, we believe that we will have sufficient cash to operate for at least the next twelve months.

Failure of our stockholders to approve the issuance of shares upon the conversion of notes may have an adverse effect on us.
     Certain Nasdaq marketplace rules require us to obtain stockholder approval of the issuance of shares of our common stock issuable upon conversion of our 5% senior secured convertible notes. Our 5% senior secured convertible notes provide that it is an event of default thereunder if our stockholders do not approve the issuance of the shares upon conversion of our 5% senior secured convertible notes on or prior to December 6, 2005. Our 5% senior secured convertible notes also provide for other events of default including default by us on other indebtedness in an amount exceeding $100,000; a final, non-appealable judgment or judgments rendered against us exceeding $250,000 in the aggregate; failure to meet certain covenants as defined by the terms of our 5% senior secured convertible notes; bankruptcy of us; and certain other failures by us to perform obligations under our 5% senior secured convertible notes and/or the related agreements. If an event of default occurs and is continuing under our 5% senior secured convertible notes, the selling stockholders have the right to, among other things, declare all amounts under our 5% senior secured convertible notes to be immediately due and payable and to realize on their collateral interest in our assets. If the selling stockholders demand repayment of our 5% senior secured convertible notes, it is unlikely that we would be able to repay our 5% senior secured convertible notes when due and, if we cannot obtain alternative financing or implement an alternative solution to address our cash flow needs, we may have to seek protection under federal bankruptcy laws. No assurance can be given that we would be able to find alternative financing on a timely basis on terms acceptable to us or at all.
We rely on outsourced contract manufacturing services primarily from a single new provider.
     We have outsourced the manufacture of our hardware components to a single contract manufacturer, Plexus Services Corp. (“Plexus”). We derive a substantial portion of our revenue from the sale of our hardware components. The contract manufacturer could decide to tighten or eliminate our credit terms due to concerns about our perceived financial condition, suspend or fail to ship products, and increase prices due to our failure to meet volume expectations.
     On March 25, 2005, we received written notice from Celestica Corporation (“Celestica”), our former contract manufacturer, that Celestica has exercised its right to terminate the Agreement for Electronic Manufacturing Services dated March 1, 2000 between Visual Networks Operations, Inc. (“VNO”), our wholly-owned operating subsidiary, and Celestica (the “Services Agreement”). The effective date of termination of the Services Agreement was October 17, 2005.
     On June 6, 2005, VNO entered into a Professional Service Agreement (the “Agreement”) with Plexus. Pursuant to the Agreement, and beginning in September 2005, Plexus will serve as our sole contract manufacturer and is responsible for the manufacture of our hardware appliances from prototype development through high-volume production. The initial term of the Plexus agreement is three years and will be automatically renewed for successive one year terms unless either party terminates the agreement. Beginning in September 2005, Plexus will manufacture substantially all of our hardware appliances. At this time, we anticipate that Plexus will serve as our sole contract manufacturer following the termination of our relationship with Celestica.
     The change in contract manufacturers, from Celestica to Plexus, could result in substantial production delays which could require us to pay substantially higher prices in order to complete delivery of customers’ orders, having a material adverse effect on our revenue and gross profit. In addition, the quality of Plexus’s product is unknown. If the quality of Plexus’s product does not meet our requirements, we may be required to pay substantially higher prices in order to complete delivery of customers’ orders, having a material adverse effect on our revenue and gross profit. We could also experience an increase in inventory levels during the transition from Celestica which could negatively affect our liquidity.
We may not be able to obtain critical hardware components.
     Our contract manufacturer purchases a number of critical components from vendors for which alternative sources are not currently available. Delays or interruptions in the supply of these components could result in delays or reductions in product shipments. The purchase of these components from outside suppliers on a sole source basis subjects us to risks, including the continued availability of supplies, price increases and potential quality assurance problems. While alternative suppliers may be available, these suppliers must be identified and qualified. We cannot be certain that any such suppliers will meet our required qualifications or that alternative suppliers can be identified in a timely fashion, if at all. Our contract manufacturers may not be able to obtain sufficient quantities of these components on the same or substantially the same terms. Consolidations involving suppliers could further reduce the number of component alternatives and affect the cost of such supplies. An increase in the cost of such supplies could make our products less competitive. Production delays, lower margins or less competitive product pricing could have a material adverse effect on our business and results of operations.
We may experience difficulties in migrating customers to Visual UpTime Select.
     Visual UpTime Select is based on a new licensing model and includes significant new technological innovations. We have sales and technical obstacles to overcome related to upgrading Visual UpTime customers to Visual UpTime Select. These obstacles may delay new orders, slow product deployment or result in other unforeseen challenges with otherwise negative impacts.
Substantial dilution to our common stockholders could result if the holders of our financing instruments convert the instruments into common stock.
     On August 8, 2005, we issued $10,000,000 in aggregate principal amount of our 5% senior secured convertible notes to a small number of institutional investors. The 5% senior secured convertible notes are convertible into an aggregate of 6,896,552 shares of our common stock. The conversion price of the notes adjusts upon the occurrence of certain events including, among other things, our issuance of equity securities or securities convertible into equity securities at a price less than the conversion price then in effect. Substantial dilution to our common stockholders could result if the holders of the notes convert the notes into common stock.
     In connection with the issuance of the notes, which are convertible into equity at a lower price than the then-effective exercise price of the warrants we issued in 2002, the exercise price of those warrants has been adjusted from $4.2755 per share to $3.8962 per share in accordance with their terms. The holders of those warrants are also entitled to an additional 80,691 number of warrants so the total outstanding number of those warrants has been increased to 909,552. Those warrants expire on March 25, 2006.
We have a significant accumulated deficit.
     Our net losses since 2000 have resulted in an accumulated deficit of $477.0 million at June 30, 2005. This accumulated deficit could affect our ability to raise equity financing or arrange bank or other debt financing or credit from suppliers on reasonable or acceptable terms.
We may not be profitable in the future.
     Our ability to generate operating income in the future is dependent on our success in growing revenue and managing operating expenses. Market conditions, competitive pressures, and other factors beyond our control, may adversely affect our ability to adequately sustain revenue in the future. In particular, our ability to sustain revenue may be negatively affected by our dependence on our service provider customers. Pressure on capital expenditures and the decline of the telecommunications industry may delay the roll-out of new services based on our products offered by our service provider customers. Any potential reduction in demand for value added services or products, which our products support, from the service providers’ customers, directly impacts the purchase volume of our products and may impact our ability to sustain revenue. We may be required to further reduce operating expenses if future revenue projections fall short of expectations. Our operating expenses include substantial fixed components which cannot be reduced quickly. If anticipated revenue levels are below expectations, operating results are likely to be materially and adversely affected because we may not be able to reduce operating expenses on a timely basis.
If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key management personnel, our business, operating results and financial condition would be materially adversely affected
     Our future success depends on our continuing ability to attract, train, assimilate and retain highly skilled personnel. Competition for these employees is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. On April 6, 2005, we announced a plan to realign our cost structure with an adjusted business model which reflects the changes within our distribution channels and the anticipated future revenue stream. The reorganization included a workforce reduction of approximately 25 employees throughout the Company. This reduction in force could adversely impact our employee morale and our ability to attract and retain employees. Our future success also depends in large part on the continued service of key management personnel. If we lose the services of key personnel, or if we are unable to attract, train, assimilate and retain the highly skilled personnel we need, our business, operating results and financial condition could be materially adversely affected.

Potential intellectual property litigation could have a significant detrimental effect on our business.
     If one or more third parties claim that our products infringe upon their intellectual property rights, whether the claims are valid or not, we may be forced to incur significant litigation expense, pay damages, delay product shipments re-engineer our products or acquire licenses to the claimant’s intellectual property. We may be unable to develop non-infringing technology or obtain licenses on commercially reasonable terms. We expect that these claims may become more common as the number of products in the network management industry increases and the functionality of these products further overlaps. If a claimant is successful in a lawsuit arising from such a claim, it could have a material adverse effect on our business. Adverse publicity related to any intellectual property litigation also could harm (i) the sale of our products and damage our competitive position, (ii) the market for our common stock, and (iii) our ability to obtain additional capital, lines of credit or other borrowings on terms acceptable to us.
Our current stock compensation expense negatively impacts our earnings, and when we are required to report the fair value of employee stock options as an expense in conjunction with a new accounting standard, our reported financial performance will be adversely affected, which may cause our stock price to decline.
     Under our current accounting practice for stock options granted to employees, stock compensation expense is recorded to the extent the current market price of the underlying stock exceeds the exercise price on the date of grant. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the fair value of such equity instruments be recognized as an expense in the historical financial statements as services are performed. Prior to SFAS No. 123R, only certain pro forma disclosures of fair value were required. In accordance with a recently-issued Securities and Exchange Commission rule, companies will be allowed to implement SFAS No. 123R as of the beginning of the first interim or annual period that begins after June 15, 2005. We currently expect to adopt SFAS No. 123R on January 1, 2006. The adoption of SFAS No. 123R is expected to have a material effect on our financial statements by depressing net income, possibly causing our stock price to decline.
Our long sales cycle, which has had a median length of approximately five to six months, requires us to expend significant resources on potential sales opportunities that may never be consummated.
     Our sales cycles are relatively long because large enterprises, our target end-user market, frequently experience delays in making significant capital expenditures on complicated systems. For enterprise customers, our historical sales cycle has a median of approximately five to six months. This extended cycle increases the risk that a potential customer might lower its capital expenditures or change product functionality requirements during the sales process. Because we are required to commit substantial sales and marketing resources during this extended time period without any assurance of consummating an eventual sale, we risk incurring significant expense without generating any associated revenue.
Failure to adapt to rapid technological change could adversely affect our ability to compete effectively.
     The market for our products is characterized by rapid changes, including continuing advances in technology, frequent new product introductions, changes in customer requirements and preferences and changes in industry standards. If we are unable to develop and introduce new products and product enhancements in a timely fashion that accommodate future changes, we will likely lose customers and business which could have a material adverse effect on our business, financial condition and results of operations. The introduction of new technologies, advances in techniques for network services, integration of service level management functionality into other network hardware components and improvements to the infrastructure of the Internet could render our products obsolete or unmarketable. There can be no assurance that (1) there will continue to be a need for our products; (2) our existing products will continue to compete successfully; (3) our future product offerings will keep pace with the technological changes implemented by our competitors; (4) our products will satisfy evolving industry standards or preferences of existing or prospective customers; or (5) we will be successful in developing and marketing products for any future technology.
We face growing competition from several market segments that could make it difficult for us to acquire and retain customers.
     We face competition from several market segments whose functionality our products integrate. We expect competition in each of these market segments to intensify in the future. In addition, consolidation between competitors in various market segments (such as Concord-Computer Associates) could intensify competition. Our primary current competitors include, or in the future may include, the following: Adtran, Brix, Concord, Kentrox, Lucent Technologies, NetScout, Packeteer, and Paradyne. Our competitors vary in size and in the scope and breadth of the products and services that they offer. While we intend to compete by offering superior features, performance, reliability and flexibility at competitive prices and on the strength of our relationships with service providers, many of these competitors have greater financial, technical, marketing and other resources than us, and some have well-established relationships with our current and potential customers. As a result, these competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than us, or devote greater resources than us to the development, promotion and sale of products. In addition, we believe that competitors from one or more of our market segments could partner with each other to offer products that supply functionality approaching that provided by Visual UpTime Select. Increased competition may result in price reductions, reduced profitability and loss of market share, any of which could have a material adverse effect on our business and results of operations.
Errors in our products or services could discourage customers, damage our reputation and delay product development and enhancement.
     Products and services as complex as those which we offer may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by us and by current and potential customers, errors will not be found in new products and services until commercial shipments have commenced. Such errors can substantially delay the time until we are able to generate revenue from new product releases and could force us to divert additional development resources to correct the errors. If such errors are detected after shipments have been made, then our reputation may be damaged, and we may incur substantial costs covering warranty claims.
     In our research and development spending plan, we plan for a certain level of engineering activity associated with “sustaining issues.” “Sustaining issues” include fixing problems in released products that were not identified in the development and testing cycle. During any period, if more sustaining issues arise than anticipated, we may have to divert resources away from scheduled product development and enhancement activities. A delay in product development and enhancement activities could have a material adverse effect on our future revenue and operating results.
We have anti-takeover protections that may delay or prevent a change in control that could benefit our stockholders.
     Terms of our certificate of incorporation and bylaws make it more difficult for another individual or company to acquire control of our company, even if a change of control would benefit our stockholders. These terms include:
•	our board of directors, without stockholder approval, may issue up to 5,000,000 shares of preferred stock on terms that they determine, including terms that delay or prevent the change in control of our company, make removal of management more difficult or depress the price of our stock;

•	certain provisions of our certificate of incorporation and bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest;

•	we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner;

•	our board of directors is “staggered” so that only a portion of its members are elected each year;

•	only our board of directors, our chairman of the board, our president, or stockholders holding a majority of our stock can call special stockholder meetings; and

•	special procedures must be followed in order for stockholders to present proposals at stockholder meetings.
USE OF PROCEEDS
     We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of common stock covered hereby, or interests therein. We will pay all expenses of the registration and sale of the shares of common stock, other than discounts, commissions and fees of underwriters, selling brokers, dealer managers or similar security industry professionals with respect to the shares being sold.

SELLING STOCKHOLDERS
     The selling stockholders listed below have acquired 5% senior secured convertible notes in a private placement transaction pursuant to a purchase agreement dated August 5, 2005 among us and the selling stockholders identified below. Under the terms of a registration rights agreement dated August 8, 2005, we agreed to register all of the shares of common stock issuable upon the conversion of the notes purchased by the selling stockholders in the private placement.
     Convertible Notes
     On August 8, 2005, we issued to the selling stockholders 5% senior secured convertible notes in the aggregate amount of $10 million in a private placement offering. The notes are due December 31, 2007 and bear interest at an annual rate of 5% payable semi-annually in cash. The notes are secured by a first priority lien on all of our assets. The notes may be converted initially into 6,896,552 shares of our common stock at the option of the holders at a price of $1.45 per share, subject to certain adjustments. The conversion price of the notes will adjust in certain circumstances, including, among other things, if we issue additional shares of our common stock or other instruments convertible into our common stock at a price that is less than the then effective conversion price of the notes. We can require conversion of the notes into common stock if the closing bid price of our common stock equals or exceeds $3.75 (appropriately adjusted for any stock split, reverse stock split, stock dividend or other reclassification or combination of our common stock occurring after August 5, 2005) for a period of 20 consecutive days after August 8, 2006; provided, however, that we can require conversion of not more than 20% of the initial amount of outstanding notes in any three-month period. We may be required to redeem the notes upon a specified change of control.
     Effects of Adjustments in Conversion Price of Notes
     If we sell additional equity at a price per share less than $1.45, the conversion price of the notes will be adjusted downward based on a weighted average anti-dilution formula. This could enable the selling stockholders to convert their notes into a greater amount of common stock, resulting in further substantial dilution to our other common stockholders. In addition, to the extent the selling stockholders convert their notes and then sell their common stock, our common stock price may decrease due to the additional amount of common shares available in the market. The subsequent sales of these shares could encourage short sales by our stockholders and others which would place further downward pressure on our common stock price.
     Restrictions on Notes
     The notes are not convertible until our stockholders have approved the issuance of the shares of our common stock issuable upon conversion of the notes.
     The terms and conditions of the notes are more fully described in the purchase agreement and form of note, which are filed as exhibits to the registration statement of which this prospectus forms a part.
     Effects of Failure to Approve the Issuance of Shares Upon the Conversion of Notes
     The notes provide that it is an event of default thereunder if our stockholders do not approve the issuance of the shares upon conversion of the notes on or prior to December 6, 2005. If an event of default occurs and is continuing under the notes, the selling stockholders have the right to, among other things, declare all amounts under the notes to be immediately due and payable and to realize on their collateral interest in our assets. If the selling stockholders demand repayment of the notes, it is unlikely that we would be able to repay the notes when due and, if we cannot obtain alternative financing or implement an alternative solution to address our cash flow needs, we may have to seek protection under federal bankruptcy laws. No assurance can be given that we would be able to find alternative financing on a timely basis on terms acceptable to us or at all.
     Material Relationships
     So long as Special Situations Fund III, L.P. (“SSF”) and/or one or more of its affiliates own notes, SSF will have the right to designate one person for election to our board of directors. SSF has not yet exercised its right to designate a director. In March 2002, we sold $10.5 million of 5% senior secured convertible debentures due March 25, 2006 to certain investors, including Special Situations Technology Fund, L.P. and Special Situations Private Equity Fund, L.P. Those debentures were convertible initially into approximately 2,986,093 shares of our common stock, based upon a conversion price of $3.5163 per share. In addition, simultaneous with the issuance of those debentures, we issued warrants to those investors to purchase up to an aggregate of approximately 828,861 shares of our common stock at an exercise price of $4.2755 per share. Prior to closing of our August 2005 note offering, the Special Situations group beneficially owned approximately 12% of our outstanding shares of common stock. The balance of the debentures issued in March 2002 and outstanding as of the closing of our August 2005 note offering was repaid in full with a portion of the proceeds from the August 2005 note offering. None of the selling stockholders have, or within the past three years have had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as described previously in this section.

     The table below sets forth the beneficial ownership of our common stock by the selling stockholders as of October 15, 2005. As of October 15, 2005, 34,676,341 shares of our common stock were outstanding. In compliance with SEC rules, for purposes of calculating the percentage of common stock outstanding, any securities not outstanding which are subject to options, warrants or conversion privileges of a selling stockholder that may be exercised within 60 days of October 15, 2005, are deemed outstanding for the purposes of computing the percentage of outstanding securities owned by that selling stockholder. Beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days from October 15, 2005. For purposes of this table, we have assumed that all of the notes will be convertible within 60 days of October 15, 2005. Unless otherwise indicated, the selling stockholders have the sole power to direct the voting and investment over the shares owned by them. The number of shares that may be actually sold by any selling stockholder will be determined by the selling stockholder. Because the selling stockholders may sell all, some or none of the shares of common stock which they hold, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The column showing number of shares owned after the offering assumes that the selling stockholders will sell all of the shares covered by this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. See “Plan of Distribution.”
     Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

	Number of		Shares of			Beneficial
	Shares of		Common			Ownership
	Common		Stock	Maximum		of Shares
	Stock		Issuable Upon	Number	Number of	After
	Owned		Conversion	of Shares to be	Shares Owned	Completion
	Prior to		of the	Sold Pursuant to	After the	of the
Name of Selling Stockholder	Offering		Notes (2)	this Prospectus	Offering	Offering
Special Situations Fund III, L.P. (1)	4,820,088	(3)	2,893,207	2,893,207	1,926,881	5.6%
Special Situations Cayman Fund, L.P. (1)	1,467,691	(4)	880,966	880,966	586,725	1.7%
Special Situations Private Equity Fund, L.P. (1)	3,644,756	(5)	2,541,614	2,541,614	1,103,142	3.2%
Special Situations Technology Fund, L.P. (1)	121,688	(6)	89,856	89,856	31,832	*
Special Situations Technology Fund II, L.P. (1)	674,700	(7)	490,909	490,909	183,791	*

Total			6,896,552	6,896,552

*	Represents less than 1% of the total.

(1)	MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. (“SSTA”) is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG. Through their control of MGP, AWM, SSTA and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(2)	The notes are convertible at any time and from time to time during the period beginning on the date of the required stockholder approval in connection with the shares of common stock included in this prospectus and ending on December 31, 2007.

(3)	Includes 2,893,207 shares issuable upon conversion of the notes.

(4)	Includes 880,966 shares issuable upon conversion of the notes.

(5)	Includes 2,541,614 shares issuable upon conversion of the notes and 122,356 shares issuable upon the exercise of warrants.

(6)	Includes 89,856 shares issuable upon conversion of the notes and 5,813 shares issuable upon the exercise of warrants.

(7)	Includes 490,909 shares issuable upon conversion of the notes and 29,710 shares issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION
          The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
          The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.
          The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
          The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
          The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
          To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

          We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
          We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS
          The validity of the shares of common stock offered under this prospectus will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland.
EXPERTS
           The consolidated financial statements and schedule as of and for the year ended December 31, 2004 and management’s annual report on internal control over financial reporting as of December 31, 2004 incorporated by reference in this prospectus and elsewhere in the registration statement on Form S-3 have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.
          The consolidated financial statements as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, included in this registration statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its consolidated financial statements as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
          We have filed with the SEC under the Securities Act, a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 0-30821. You may read and copy the registration statement and any other document we file at the SEC’s public reference room located at:
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
          You may obtain information in the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC and these filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our shares of common stock are listed on The Nasdaq SmallCap Market under the symbol “VNWK.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:
•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2004.

•	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2005.

•	Our Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2005.

•	Our Current Report on Form 8-K filed on March 25, 2005.

•	Our Current Report on Form 8-K filed on April 21, 2005.

•	Our Current Report on Form 8-K filed on May 5, 2005.

•	Our Current Report on Form 8-K filed on June 7, 2005.

•	Our Current Report on Form 8-K filed on June 10, 2005.

•	Our Current Report on Form 8-K filed on June 22, 2005.

•	Our Current Report on Form 8-K filed on October 5, 2005.

•	Our Current Report on Form 8-K filed on October 26, 2005.

•	The description of our common stock which is contained in our registration statement on Form 8-A filed under the Exchange Act on January 1, 1998, including any amendment or reports filed for the purpose of updating this description.

          We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. You may request a copy of these filings, by writing or telephoning us at the following:
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850-4013
Attention: Chief Financial Officer
(301) 296-2300
You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Visual Networks, Inc. All of the amounts shown are estimated except the SEC registration fee.

SEC registration fee	$1,056
Printing fee	5,000
Accounting fees and expenses	5,000
Legal fees and expenses	10,000
Miscellaneous	4,944

Total	$26,000

Item 15. Indemnification of Directors and Officers.
     Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Our Bylaws include provisions that require us to indemnify our directors and officers to the fullest extent permitted by Section 145, including circumstances in which indemnification is otherwise discretionary. Section 145 also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.
Item 16. Exhibits.
     A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

Item 17. Undertakings.
The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended; (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on November 7, 2005.

VISUAL NETWORKS, INC.
By:	/s/ Lawrence S. Barker
Lawrence S. Barker
President and Chief Executive Officer and Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signatures	Title	Date

/s/ Lawrence S. Barker Lawrence S. Barker	President and Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	November 7, 2005

/s/ Donald E. Clarke Donald E. Clarke	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 7, 2005

* Edward L. Glotzbach	Director	November 7, 2005

* Edward H. Kennedy	Director	November 7, 2005

* Peter J. Minihane	Director	November 7, 2005

* William J. Smith	Director	November 7, 2005

* William J. Washecka	Director	November 7, 2005

*By:	/s/ Lawrence S. Barker

Lawrence S. Barker
Attorney-in-Fact

EXHIBIT INDEX

Number		Description
3.1		Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the three months ended June 30, 1999 (File No. 000-23699))

3.1.1		Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.1 to our Registration Statement on Form S-4 (File No. 333-33946))

3.2		Restated Bylaws (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form S-1, as amended (File No. 333-41517))

5.1	*	Opinion of DLA Piper Rudnick Gray Cary US LLP

10.1	*	Purchase Agreement dated as of August 5, 2005 by and among Visual Networks, Inc. and the investors set forth on the signature pages thereto

10.2	*	Form of 5% Senior Secured Convertible Note Due December 31, 2007

10.3	*	Registration Rights Agreement dated as of August 8, 2005 by and among Visual Networks, Inc. and the investors named in the Purchase Agreement

10.4	*	Pledge and Security Agreement dated August 8, 2005 by and among Visual Networks, Inc. and the grantors named therein

23.1		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.3	*	Consent of DLA Piper Rudnick Gray Cary US LLP (included in Exhibit 5.1)

24.1*		Powers of Attorney

*	Previously filed on Form S-3 dated September 7, 2005